Exhibit 99.19

EXPERT CONSENT

We hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “NI 43-101 Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, Canada" dated March 2, 2012 (the “Report”) and technical information in the Report other than resource estimation disclosed in the Annual Information Form (the “AIF”) for the year ended December 31, 2013 of Canadian Zinc Corporation (the “Company”) and (ii) the use of our name in the AIF and the Annual Report on Form 40-F of the Company for the year ended December 31, 2013 filed with the United States Securities and Exchange Commission and any amendments thereto incorporating by reference the Company’s AIF.

Dated this 20th day of March, 2014.

RDF Consulting Ltd.

/s/ RDF Consulting Ltd.